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                                February 12, 1999


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.  20549
Attn: Jeffrey P. Riedler, Assistant Director

     CELTRIX PHARMACEUTICALS, INC.
     CIK: 0000871395
     COMMISSION FILE NO. 333-61873: APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-61873 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 20, 1998.

     Pursuant to the Registration Statement, the Registrant proposed to register on behalf of specified selling stockholders an aggregate of 10,075,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), for resale to the public, at a proposed maximum offering price per Share of $1.90625, with a proposed maximum offering price of $19,205,468.75. No securities have been sold under the Registration Statement and the Registrant does not believe that keeping the Registration Statement on file would be in the best interests of the Registrant or the selling stockholders.

     Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

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     If you have any questions regarding the foregoing application for withdrawal, please contact Edmund Ruffin or Francie Johnston at Venture Law Group, legal counsel to the Registrant in connection with the Registration Statement, at (650) 854-4488.

                                           Sincerely,

                                           CELTRIX PHARMACEUTICALS, INC.


                                           /s/ Andreas Sommer
                                           -------------------------------------
                                           Andreas Sommer
                                           President and Chief Executive Officer